

NEWS RELEASE

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

August 30, 2011

Enerplus Announces Cash Dividend for September 2011

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on September 20, 2011 to all shareholders of record at the close of business on September 9, 2011. The ex-dividend date for this payment is September 7, 2011.

The CDN$0.18 per share dividend is equivalent to approximately US$0.184 per share if converted using a Canadian/US dollar exchange rate of 0.9780. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

The dividend paid by Enerplus is considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation